UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AFH Acquisition V, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

 (Title of Class of Securities)

None

 (CUSIP Number)

Anthony G. Roth

14330 Avalon Drive

Northborough, MA  01532

(949) 485-0559

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None

1.

Name of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Anthony G. Roth

2.

Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [ ]

3.

SEC use only

4.

Source of Funds:

PF

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)   [  ]

6.

Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.

Sole voting power:  1,000,000

8.

Shared voting power:  0

9.

Sole dispositive power:  1,000,000

10.

Shared dispositive power:  0

11.

Aggregate amount beneficially owned by each reporting person:  1,000,000

12.

Check if the aggregate amount in Row (11) excludes certain shares   [  ]

13.

Percent of class represented by amount in row (11):  20%

14.

Type of reporting person:  IN

ITEM 1.  SECURITY OF ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of AFH Acquisition V, Inc., whose principal executive offices are located at 9595 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212 (the “Issuer”).

ITEM 2.  IDENTITY AND BACKGROUND.

(a)

The name of the reporting person is Anthony G. Roth (the “Reporting Person”).

(b)

The business address of the Reporting Person is 14330 Avalon Drive

Northborough, Massachusetts  01532.

(c)

The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Executive Vice President of EDUtoons, Inc., 610 State Route 116, Metamora, Illinois 61548.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased the 1,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $40,000.  The source of the funding for this purchase was through personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

To acquire an equity interest in the Issuer and to become the President of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 20% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed on September 14, 2011).

(b)

The Reporting Person has the sole right to vote and dispose, or direct the deposition of, 1,000,000 shares of Common Stock owned by the Reporting Person.

(c)

The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer on December 14, 2011.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,000,000 shares of Common Stock owned by the Reporting Person.

(e)

Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Roth and the sole officer and director of the Issuer agreed that Mr. Roth would become President of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2011

ANTHONY G. ROTH

/s/ Anthony G. Roth

Anthony G. Roth